Computershare Investor Services Inc. Stock Transfer Services Montreal Trust Centre
510 Burrard Street, Vancouver, BC Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

June 1, 2004

To:        All Applicable Commissions & Exchanges

Dear Sirs:

Subject:        PMI Ventures Ltd.

We confirm that the following material was sent by pre-paid mail on June 1st, 2004 to the registered shareholders of Common shares of the subject Corporation:

A	Notice of Annual General Meeting / Information Circular/ 2003 Annual Report / Report to the Shareholders / Management's Discussion and Analysis / Consolidated Financial Statements as at December 31, 2003 and 2002
B	Proxy
C	Supplemental Mailing List Return Card
D	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone:	604.661.9400 (ex t 4504)
Fax:	604.683.3694